210 East Earll Drive Phoenix, AZ 85012 Ph: 602-364-6000

November 29, 2017

VIA EDGAR

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Re:     Cable One, Inc., File No. 001-36863

Dear Mr. Spirgel,

We refer to your letter dated October 17, 2017 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Cable One, Inc. (“our,” “we” or the “Company”) setting forth the Staff’s comments on the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016, filed March 1, 2017 (the “Form 10-K”), File No. 001-36863.

We respectfully submit the following responses to the comments contained in the Comment Letter. The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment.

Form 10-K for the fiscal year ended December 31, 2016

Critical Accounting Policies and Estimates – Page 46

Property, Plant and Equipment, Pages 48 - 49

1. We note your response to comment 1. Please address the following in regard to Installations:

●

Please confirm that you did not previously capitalize labor and related costs for activities related to routine provision of service to a new customer relationship in an existing geographic location and upgrades to individual service at an existing geographic location because it was not specifically identifiable. Also, please confirm that you began capitalizing such costs in 2017 because you are now able to specifically identify them.

Response: Prior to 2017, we developed our estimates using data available from our legacy billing system, which was limited to information associated with installations (“drops”) to a geographical location. We supplemented this data with tracking of labor and related costs associated with significant one-time or non-recurring installation projects, such as our rollout of digital equipment upgrades. The combination of these data points was utilized in our legacy estimation model for capitalized labor and related costs, which was determined to be an appropriate method to derive a reasonable estimate of our capitalizable costs associated with our installation activities.

With our new billing system, we are now able to extract additional data points associated with our installation activities, such as the specific nature of service provided (e.g., provision of service to a new customer relationship in an existing geographic location versus upgrades to individual service at an existing geographic location versus repairs and maintenance, etc.) that we used to further refine our estimate of the labor and related costs to be capitalized. We confirm to the Staff that we did not previously include this data in our legacy estimation model because our legacy billing system did not track this data, and therefore we did not capitalize labor and related costs for activities related to the routine provision of service to a new customer relationship in an existing geographic location and upgrades to individual service at an existing geographic location.

Once we were satisfied with the reliability of the newly available data points extracted from the new billing system, we incorporated them into our estimation model, which has resulted in an increase in the estimated costs being capitalized in 2017. The majority of such increase in the installation labor costs being capitalized is associated with the provision of service to a new customer relationship in an existing geographical location. Upgrades to individual service at an existing geographic location are a relatively small portion of the increase.

We note that the labor hours captured in our refined estimation model are associated with the same installation technician positions that were previously captured in our legacy estimation model (i.e., we are capturing more of those positions’ time based on the refinement of our estimate from the newly available data points).

●

Please provide your accounting analysis regarding whether your expensing of costs for activities related to routine provision of service to a new customer relationship and upgrades to individual service at existing geographic locations represents an error in previously issued financial statements. Specifically address why your previous lack of ability to specifically identify such costs is an appropriate rationale to preclude capitalization under U.S. GAAP.

Response: As noted above, our legacy estimation model was developed using the available information from our systems at that time. We believed that capturing the costs associated with new drops coupled with the tracking of significant one-time or non-recurring installation projects was an appropriate method to derive a reasonable estimate of capitalizable costs associated with our installation activities based on the available information. As new and reliable information became available at a more granular level than we previously had access to use, we incorporated that data into our refined estimation model. The results of including this new information indicated that more time was being incurred by the installation technicians on capitalizable activities than previously estimated and as such we increased the amount of labor hours captured in our estimation model.

Our refined estimation model represents our improved estimate of labor costs associated with our capitalizable installation activities based on the additional information available from our new systems and processes developed and implemented for 2017. However, we would further refine our current estimation model and our estimate should new information become available in the future. We do not believe that our previous inability to specifically identify costs associated with the routine provision of service to a new customer relationship and upgrades to individual service at existing geographic locations suggests that our previous estimation model did not generate a reasonable estimate for capitalizable costs, and accordingly, we capitalized costs based on our best estimate.

●

Please tell us whether there are any other installation costs, activities, departments, personnel, or other items that you began capitalizing in 2017 but expensed in 2016 because you were unable to specifically identify such costs, or for any other reason.

Response: We respectfully advise the Staff that, other than the items discussed in the responses to the bullets above in this section, there are no other installation costs, activities, departments, personnel or other items related to installations that we began capitalizing in 2017 but expensed in 2016.

2. Please address the following with respect to both Engineering and Design, and Technical and Project Management:

●

Please describe, in detail, how you prepared estimates to capitalize costs in prior periods and how the preparation of those estimates changed in 2017. Specifically address how you considered the completeness of populations eligible for capitalization when you prepared those estimates, including the types of costs, activities, individual projects, departments, personnel, etc. As part of your response, please discuss how and why the amount of costs being capitalized in 2017 is so much higher than in 2016 and provide specific examples.

Response: We have included a table with footnotes below that provides further detail on the categories associated with our Engineering and Design and Technical and Project Management capitalized labor costs. We have also provided in footnotes a) through e) information on how we prepared estimates to capitalize costs in prior periods and how the preparation of those estimates changed in 2017.   In footnotes (1) through (8), we provide further detail on the types of positions and the calculation methodology that was used for each category.

We have included data in the table below through June 30, 2017 to be consistent with the totals that were provided in our response dated September 19, 2017. We believe the “2017 Annualized” amounts are a reasonable estimation of the total capitalized labor expected for these categories in 2017.

Labor capitalization (in thousands)
Group/Category		2016 Total	2017 YTD through 6/30/17	2017 Annualized	Increase
Engineering, design and implementation
Field technicians	(1)	1,090	4,320	8,641	7,551
Corporate engineers and architects	(2)	1,558	1,899	3,798	2,239
Business services development	(3)	21	524	1,049	1,028
IP engineers and architects	(4)	343	527	1,054	712
Total		3,011	7,271	14,541	11,530

Technical management and project management
Construction coordinators	(5)	1,028	614	1,228	199
Field management	(6)	-	1,410	2,820	2,820
Project management office	(7)	329	812	1,625	1,296
Corporate engineering and other management	(8)	57	956	1,912	1,854
Total		1,414	3,792	7,584	6,170

The estimates in prior periods for the Engineering and Design and Technical and Project Management categories were prepared as follows:

a)

Field technicians manually tracked hours worked on capital projects and submitted a spreadsheet to our corporate finance department. A summary was prepared by utilizing the hours submitted and applying a standard hourly salary rate and overhead factor to calculate amounts capitalized.

b)

A list of individual construction coordinators was developed and maintained. This list was populated with estimates of hours worked and utilized a standard hourly salary rate and overhead factor to calculate amounts capitalized. The same process was utilized for employees in the project management office, however this was started later in the 2016 year.

c)

Certain employees, primarily in the “Corporate engineers and architects” and “IP engineers and architects” categories, entered time in a project tracking system. These hours were summarized by project and a standard hourly rate and overhead rate were utilized to calculate amounts capitalized.

Our estimates for 2017 for the Engineering and Design and Technical and Project Management categories were prepared as follows:

d)

For all capitalizable employees, other than those who enter time in the project tracking system, we developed a new process to estimate capitalizable costs. This process was enabled by the improved information available from our new payroll system. With the additional information available from our new payroll system, we are now able to generate reports for all employees in the Company with the number of hours worked in a month, and we are able to calculate an average salary by position. The hours report is summarized by position, which is based on the job coding, and the hours worked are multiplied by the estimated capital percentage, the average salary rate for the position and an overhead factor to determine the capitalizable amounts. To determine the estimated capital percentage for positions, we conducted surveys and interviews of employees, reviewed job descriptions/roles and talked to managers to develop an estimate of the percentage of total hours worked that is devoted to capital projects by job code/position.

e)

Certain employees, primarily in the “Corporate engineers and architects” and “IP engineers and architects” categories, continue to enter time in the project tracking system. The positions, activities and amounts calculated from the project tracking system results have not changed significantly in 2017 compared to prior periods.

Our estimates for 2017 for the Engineering and Design and Technical and Project Management categories were prepared as follows:

(1)

Field technicians include system technicians, advance technicians, headend technicians and other field positions involved in the expansion and upgrade of the Company's plant and electronics infrastructure. The estimates in prior periods were prepared based on the process described in a) above. The estimates for 2017 were prepared with the process described in d) above.

(2)

Corporate engineers and architects include software engineers, network architects, phone engineers, infrastructure engineers and product specialists. These employees are involved in the development of information technology projects, the design of network capacity and the development of new plant projects and upgrades. The estimates in prior periods were prepared based on the process described in c) above, with employees entering time in a project tracking system. For the 2017 estimates, we continued to use the project tracking system described in e) above and leveraged the process described in d) above for those employees who do not track their time in the project system.

(3)

Business services development includes engineers, product development employees and fulfillment specialists that design fiber networks for enterprise customers, develop the construction plans and manage the construction and installation processes for business customers. The employees in this category did not submit time associated with work on capital projects in prior periods. For 2017, as part of the new processes referenced in d) above, we identified portions of their time that are being incurred on capital projects and have therefore incorporated the estimated hours into our refined estimation model.

(4)

IP engineers and architects are involved in the design and construction of the Company’s infrastructure for the delivery of high speed internet service. The estimates in prior periods were prepared based on the process described in c) above, with employees entering time in a project tracking system. For the 2017 estimates, we continued to use the project tracking system described in e) above and added estimates from the process described in d) above for those employees who do not track their time in the project system.

(5)

Construction coordinators are field employees who coordinate construction projects, including the oversight of contractors and monitoring of new product roll-outs, system replacements and upgrades and other projects. The estimates in prior periods were prepared based on the process described in b) above. The estimates for 2017 were prepared with the process described in d) above. As employees in this category dedicate nearly all of their time to capital projects, a high percentage of their payroll and related costs are capitalized in both periods.

(6)

Field managers are directly involved in or manage other employees or contractors that are involved in network construction projects. The employees in this category did not submit time associated with work on capital projects in prior periods. For 2017, as part of the new processes referenced in d) above, we identified portions of their time that are being incurred on capital projects and have therefore incorporated the estimated hours into our refined estimation model.

(7)

Project management office personnel lead the planning and implementation of capital projects, including development of project requirements and project plans and providing direction and support to construction teams. The estimates in prior periods were prepared based on the process described in b) above. The estimates for 2017 were prepared with the process described in d) above.

(8)

Corporate engineering and other management includes directors and managers who manage engineers, architects and other technical employees who are directly involved in capital projects. The estimates in prior periods were prepared based on the process described in c) above, with certain employees entering time in a project tracking system, but there were few employees in this category that submitted time. For 2017, as part of the new processes referenced in d) above, we identified additional time incurred on capital projects and have therefore incorporated the estimated hours into our refined estimation model.

As noted above, the majority of the increase in the amount of costs being capitalized in 2017 as compared to prior years is associated with the same positions and activities that were previously captured in our legacy estimation model. The new data incorporated into our refined estimation model in 2017 allows us to reliably capture and specifically identify more employees in those positions and more of their labor time incurred on capital projects. Additionally, as discussed in the footnotes above, we have also identified a limited set of positions that had not previously submitted time as part of our legacy process but upon review of the new data that is available it was determined a portion of their time is associated with capital projects and should be captured in our estimate of capitalized costs.

The Company has a capital budgeting and request process in place to identify capital projects and ensure completeness of the population of projects for capitalization. This process is effective and has not changed. The improved systems and processes described in this response allow us to better identify labor hours devoted to the capital projects. Historically, our legacy estimation model primarily relied on the processes in place for employees to manually track and submit their time worked on capital projects to determine the completeness of the population for labor capitalization. The refined estimation model used in 2017 relies on both time submitted by employees into the project tracking system for certain positions as well as the results of the aforementioned centralized process that leverages data from our new payroll system, surveys and interviews of employees and reviews of common job descriptions/roles and discussions with managers. We believe the refinements we have made to our estimation model provide for more centralized oversight and monitoring.

●

Please tell us whether there are any types of costs, activities, individual projects, departments, personnel, or other items that you began capitalizing in 2017 but were not capitalized in 2016. For example, items that you did not capitalize previously because they were not specifically identifiable or because amounts estimated were not deemed reliable but are now being capitalized in 2017.

Response: As described in the response above, in prior periods a limited number of employees in the “(8) Corporate engineering and other management” category submitted spreadsheets or entered time in the project tracking system and employees in the “(3) Business services development” and “(6) Field management” did not submit time associated with work on capital projects; therefore our previous estimates of capitalized labor costs for these categories were minor. These are categories that we began capitalizing or substantially increased our capitalization for in 2017.

For the “(2) Corporate engineers and architects” and the “(4) IP engineers and architects” categories, our new processes and systems identified additional capitalizable positions and additional qualifying time for previously capitalized positions that are included in our 2017 estimates. The types of projects that personnel in these categories work on are generally the same for each year, but due to the additional capitalizable positions identified, additional activities associated with these positions have been included in the 2017 estimates. Additional positions include staff engineers, infrastructure engineers and architects who are involved in the design and implementation of plant and infrastructure and the management of construction activities from an engineering standpoint.

For the “(1) Field technicians” category, the positions, types of activities and projects worked on by the technicians did not change. We have incorporated additional personnel within this category that were identified and additional hours related to activities previously capitalized were identified through our new processes and systems.

For the “(7) Project management office” additional capitalizable time was identified through the new processes. The personnel and types of activities and projects worked on did not change.

●

In your September 19, 2017 response under Engineering and Design on pg. 3 you state, “This allowed us to identify additional labor hours spent on activities for network implementation and deployment of new plant and upgrades as well as additional capitalizable activities for engineering and design.” Please describe these additional activities, discuss why they were not capitalized previously, and why it is appropriate to capitalize them now. As part of your response, provide your accounting analysis as to whether capitalization in 2017 but expensing in prior periods is a change in accounting policy or an error in previously issued financial statements.

Response: We respectfully direct the Staff to the explanations in the first two paragraphs of the prior response above.

Our previous estimates were prepared based upon information that was available from existing systems and processes at the time. The new systems and processes developed and implemented for 2017 provided additional information as a basis for our current estimates. Our policy has been to capitalize internal labor costs associated with construction activities, and that has not changed. We concluded that the changes in capitalization were a change in estimate based on the guidance in ASC 250, as we indicated in our response dated June 14, 2017. ASC 250-10-20 defines an accounting error as: “An error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared.” The increase in the amount of capitalized labor costs does not reflect the correction of an error as it was not the result of a mathematical mistake, mistake in the application of GAAP, or an oversight or misuse of facts that existed at the time the financial statements were prepared. The increase in labor costs being capitalized is driven by the use of additional information available as a result of new systems and processes as described in the responses above.

If you need additional information, please feel free to call me at (602) 364-6505.

Sincerely,

CABLE ONE, INC.

By:	/s/ Kevin P. Coyle
Name: Kevin P. Coyle
Title: Chief Financial Officer

With a copy to:

Mr. Robert S. Littlepage, Accounting Branch Chief

Mr. Joseph Cascarano, Senior Staff Accountant